UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 000-29546

Adastra Minerals Inc.

(Translation of registrant's name into English)

Castlewood House, 77/91 New Oxford Street, London, England WC1A 1DG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

April 18, 2006

Item 3.	News Release

The News Release dated April 18, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company advised its shareholders that the notice of variation and extension amending First Quantum Minerals Ltd.’s improved offer for Adastra, as announced on April 11, 2006, together with an amended Adastra Directors’ Circular, was mailed to shareholders, resulting in the Improved Offer expiring on April 28, 2006.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 3rd day of May, 2006.

SCHEDULE “A”

NEWS RELEASE

Improved Offer Mailed to Adastra Shareholders

Trading: TSX and AIM: AAA

London, UK (April 18, 2006) - Adastra Minerals Inc. (“Adastra”) advises its shareholders that the notice of variation and extension amending First Quantum Minerals Ltd.’s (“First Quantum”) improved offer for Adastra (the “Improved Offer”), as announced on April 11, 2006, together with an amended Adastra Directors’ Circular, was mailed to shareholders today, resulting in the Improved Offer expiring on April 28, 2006.

The Board of Directors of Adastra, after careful consideration and the recommendation of the Special Committee of independent directors of Adastra and with the benefit of advice from its legal and financial advisors, has determined that the Improved Offer is fair to Adastra shareholders and unanimously recommends that shareholders accept the offer.

About the Improved Offer

The Board of Directors of Adastra announced on April 11, 2006 that it had entered into a definitive support agreement with First Quantum in respect of the Improved Offer.

In the Improved Offer, Adastra's shareholders will have the right to elect to receive either: (a) Cdn.$2.92 in cash per Adastra share; or (b) one First Quantum share plus Cdn.$0.265 in cash (in lieu of being entitled to First Quantum’s May 10, 2006 dividend payment for which Adastra shareholders will no longer be eligible) for every 14.76 Adastra common shares tendered, subject to pro ration based upon the maximum amount of cash and First Quantum shares offered. The maximum amount of cash to be paid by First Quantum will be approximately Cdn.$41.0 million, and the maximum number of First Quantum shares to be issued will be approximately 4.9 million, taking into account the conversion of Adastra's outstanding share options and warrants. Assuming full pro ration of these maximum amounts, this would result in approximately Cdn.$0.475 in cash and approximately 0.057 First Quantum shares per Adastra common share.

Based on the April 17, 2006 closing price of First Quantum shares of Cdn.$51.92, the implied value of the Improved Offer is approximately Cdn.$3.44 (assuming full pro ration).

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing several mineral assets in Central Africa, including the Kolwezi Tailings Project and the possible rehabilitation of the Kipushi zinc mine in the Democratic Republic of Congo. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Rothschild

Stuart Vincent / Nicholas Hooper

Tel.: +44 (0)20 7280 5000

Canaccord Adams

Robert Finlay

Tel.: +44 (0)20 7518 2777

Parkgreen Communications

Justine Howarth / Cathy Malins

Tel.: +44 (0)20 7493 3713

Toronto

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by First Quantum Minerals Ltd. for common shares of Adastra Minerals Inc.  First Quantum has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-80, as amended, which includes the offer and take-over bid circular.  First Quantum, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving Adastra’s operations in the Democratic Republic of Congo and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing, the effect on Adastra’s near term share price should the Improved Offer fail, and other risks and uncertainties, including those described in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and  www.sedar.com.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Adastra Minerals Inc. (the “Company”)

Suite 950 - 1055 West Georgia Street

Vancouver, BC V6E 3P3

Item 2.	Date of Material Change

April 27, 2006

Item 3.	News Release

The News Release dated April 27, 2006 was forwarded to the Toronto Stock Exchange and disseminated via Canada Newswire.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that it has received a letter from Mwana Africa PLC (“Mwana”) proposing that Mwana acquire the Company.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Tim Read, President

44-20-7257-2040

Item 9.	Date of Report

Dated at Vancouver, BC, this 3rd day of May, 2006.

SCHEDULE “A”

NEWS RELEASE

Conditional Proposal from Mwana Africa PLC -

Adastra Board reiterates its recommendation to shareholders to accept First Quantum Offer

Trading: TSX and AIM: AAA

London, UK (April 27, 2006) - Adastra Minerals Inc. ("Adastra" or the "Company") announces that it has today received a letter from Mwana Africa PLC ("Mwana") proposing that Mwana acquire Adastra.  In the letter, Mwana states:

“Based on current information, we would be prepared, subject to receiving the Board's prior written consent, to propose to make an all cash offer for Adastra at no less than C$3.85 per share (the "Offer"), conditional only on the following:

•	The unanimous recommendation of the board of Adastra;
•	A break fee and support agreement from the board of Adastra;
•	Confirmation that Adastra's Kolwezi project financing package is executable;
•	Understanding of your financial model and the value that lies in the sub-surface rights and the potential to double production at the Kolwezi Tailings Project;
•	Satisfactory confirmatory due diligence.

Mwana intends to fund the consideration through a combination of existing funds and a Convertible Loan Stock ("CULS") structure which would be fully underwritten by JPMorgan Cazenove.

The acquisition of Adastra would require Mwana shareholder approval in general meeting.”

On April 18, 2006 the Board of Directors of Adastra determined that the improved offer (the "First Quantum Offer") from First Quantum Minerals Ltd. was fair to shareholders and unanimously recommended that shareholders accept the offer which expires at 11.59pm (Toronto time) on April 28, 2006.

The Board met today and carefully considered the proposal it received from Mwana. In doing so, the Board noted that although the price per Adastra share indicated in the Mwana letter is higher than the current value of the First Quantum Offer, the Mwana proposal is subject to a number of conditions, including Mwana shareholder approval, due diligence, and a condition relating to Adastra's project financing.  In addition, there is no assurance that a formal offer from Mwana would be forthcoming, and that if received, any formal offer from Mwana would not be able to be consummated until at least June 2006 (and would be subject to certain risks of completion until that time), as compared to the First Quantum Offer which expires tomorrow.

Based in part on these considerations, the Board, after receiving advice from its financial and legal advisers, reiterates its recommendation to shareholders to accept the First Quantum Offer.

About Adastra

Adastra is an international mining company listed on the Toronto Stock Exchange and on AIM, in London, under the symbol “AAA”. It is currently developing mineral assets in Central Africa, including the Kolwezi Tailings Project, and the possible rehabilitation of the Kipushi zinc mine in the DRC. Adastra’s growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable of stabilizing political environments. Adastra is currently subject to a take-over offer from First Quantum Minerals Inc (TSX: FM AIM: FQM), which the Board of Adastra has recommended to its shareholders.

Contact us:

London

Adastra

Tim Read, President and Chief Executive Officer

Tel.: +44 (0)20 7257 2040

Parkgreen Communications

Cathy Malins / Annabel Leather

Tel.: +44 (0)7876 796629

North America

Equicom

Martti Kangas

Tel.: +1 (416) 815 0700

Important Legal Information

This communication is being made in respect of the share exchange takeover bid by First Quantum Minerals Ltd. for common shares of Adastra Minerals Inc. First Quantum has filed with the Securities and Exchange Commission ("SEC") a registration statement on Form F-80, as amended, which includes the offer and take-over bid circular. First Quantum, if required, will file other documents regarding the transaction with the SEC and the Canadian securities regulatory authorities. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents filed with the SEC free of charge at the SEC's website (www.sec.gov). Canadian investors will also be able to obtain information filed in respect of this bid at www.sedar.com.

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to political risks involving Adastra’s operations in the Democratic Republic of Congo and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, fluctuations in the price of copper and cobalt, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing, the effect on Adastra’s near term share price should the Improved Offer fail, and other risks and uncertainties, including those described in Adastra’s Annual Report on Form 20-F for the year ended October 31, 2005 and reports on Form 6-K filed with the Securities and Exchange Commission and the Canadian Securities Administrators and available at www.sec.gov and  www.sedar.com.

N M Rothschild & Sons Limited (“Rothschild”), which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting for Adastra in relation to the matters referred to in this announcement and no one else and will not be responsible to anyone other than Adastra for providing the protections offered to clients of Rothschild nor for providing advice in relation to the matters referred to in this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADASTRA MINERALS INC. (Registrant)
Date May 3, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director